Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Applied DNA Sciences, Inc. on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as Amended, of our report dated December 18, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Applied DNA Sciences, Inc. as of September 30, 2018 and 2017 and for each of the two years in the period ended September 30, 2018 appearing in the Registration Statement on Form S-1 as filed [File No. 333-233830], of Applied DNA Sciences, Inc.

/s/ Marcum llp

Marcum llp

Melville, NY

November 13, 2019